PIMCO Municipal Advantage Fund Inc.

Annual Shareholder Meetings Results

The Fund held shareholder meetings on January 30, 2007 and March 15,
2007. Common and or Preferred shareholders voted to elect re elect Directors (January 30, 2007 meeting) and approve PIMCO as sub adviser (March 15, 2007 meeting)to the Fund, as indicated below:
                                                              Withheld
                                          Affirmative        Authority
Class I Directors
Re election of Robert E. Connor (1)                922             0
Re election of Hans W. Kertess	              5,295,187         1,375,693
Election of William B. Ogden IV 	       5,294,381   	 1,376,499

Class II Director
Election of John C. Maney (1)			     922	     0

Portfolio Management Agreement with PIMCO:   4,284,998	   118,302


Messrs. Paul Belica, John J. Dalessandro II and R. Peter Sullivan III continue to serve as Directors of the Fund.

(1) Preferred Shareholder Director